UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 14, 2009**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

717 Texas Avenue, Houston, Texas 77002
50 West San Fernando Street, San Jose, California 95113
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (713) 830-8775

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

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ITEM 8.01 — OTHER EVENTS

On January 14, 2009, Calpine Corporation (the "Company") issued a press release announcing that its 2009 Annual Meeting of Stockholders (the "Annual Meeting") will be held May 7, 2009. Notice of stockholder proposals to be considered at the Annual Meeting must be received by the Corporate Secretary at the offices of the Company at 717 Texas Avenue, Suite 1000, Houston, Texas 77002, prior to the close of business on February 13, 2009. A copy of the press release is attached hereto as Exhibit 99.1.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

(d) *Exhibits*

Exhibit No.	Description
99.1	Calpine Corporation Press Release dated January 14, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ Zamir Rauf
Zamir Rauf
Executive Vice President and
Chief Financial Officer

Date: January 14, 2009

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Calpine Corporation Press Release dated January 14, 2009.

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EXHIBIT 99.1



CONTACTS:

Media Relations:
Mel Scott
713-570-4553
scottm@calpine.com

Investor Relations:
Andre K. Walker
713-830-8775
andrew@calpine.com

CALPINE SETS 2009 ANNUAL MEETING DATE

HOUSTON, TX & SAN JOSE, Calif. – January 14, 2009 – Calpine Corporation (NYSE:CPN) (the "Company") announced today that its 2009 Annual Meeting of Stockholders (the "Annual Meeting") will be held on May 7, 2009. Notice of stockholder proposals to be considered at the Annual Meeting must be received by the Corporate Secretary at the offices of the Company at 717 Texas Avenue, Suite 1000, Houston, Texas 77002, prior to the close of business on February 13, 2009.

ABOUT CALPINE

Calpine Corporation is helping meet the needs of an economy that demands more and cleaner sources of electricity. Founded in 1984, Calpine is a major U.S. power company, currently capable of delivering over 24,000 megawatts of clean, cost-effective, reliable, and fuel-efficient electricity to customers and communities in 16 states in the United States and in Canada. The Company operates low-carbon, natural gas-fired, and renewable geothermal power plants. Using advanced technologies, Calpine generates electricity in a reliable and environmentally responsible manner for the customers and communities it serves. Please visit www.calpine.com for more information.

FORWARD-LOOKING INFORMATION

In addition to historical information, this release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will" and similar expressions identify forward-looking statements. Such statements include, among others, those concerning expected financial performance and strategic and operational plans, as well as assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Please see the risks identified in this release or in Calpine's reports and registration statements filed with the Securities and Exchange Commission, including, without limitation, the risk factors identified in its Annual Report on Form 10-K for the year ended December 31, 2007, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. These filings are available by visiting the Securities and Exchange Commission's web site at www.sec.gov or Calpine's web site at www.calpine.com. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and Calpine undertakes no obligation to update any such statements.